

Mail Stop 6010

June 20, 2008

<u>Via U.S. Mail and Facsimile to (208) 368-4617</u>

Ronald Foster
Chief Financial Officer
Micron Technology, Inc.
8000 S. Federal Way
Boise, ID 83716-9632

> **Re:** **Micron Technology, Inc.**
> **Form 10-K for the Fiscal-Year ended August 30, 2007**
> **Filed October 26, 2007**
> **File No. 001-10658**

Dear Mr. Foster:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year ended August 30, 2007

Item 7. Management's Discussion and Analysis, page 26

Critical Accounting Estimates, page 34

1.   Critical accounting policy disclosure should provide insight about complex judgments, estimates and uncertainties that underlie your key accounting policies. It appears that your revenue recognition policy may constitute a critical accounting policy. Please discuss the consideration you have given to addressing your revenue recognition policy within critical accounting policies.

Item 8. Financial Statements and Supplementary Data, page 38

Significant Accounting Policies, page 43

Revenue recognition, page 43

2.   We note your agreements with customers include price protection and rights of return other than for warranty, therefore you defer recognizing revenue on sales made to these customers until the customers sell the products to a third party. We also note that when you defer recognizing revenue, you record a current liability on the balance sheet under the "deferred income" caption.

·   Tell us and revise the note in future filings to clarify how you treat the costs of sales made to these customers. To the extent you present both the deferred costs of sales and the deferred gross revenue within the "deferred income" caption of the balance sheet, please tell us the amount of gross deferred revenue and gross deferred cost of sales present at each balance sheet date.
·   Describe to us the methodology, if any, employed to evaluate the deferred costs for impairment and the authoritative literature in US GAAP on which you base that policy.
·   We note that you defer revenue for customers who have stock rotation and price protection. Please revise future filings to clarify that you are <u>unable</u> to estimate returns and pricing changes under the price protection and price adjustment rights you grant, and therefore are deferring revenue, if true.
·   Explain to us how that you considered the guidance in paragraph 6 of SFAS 48 in determining the appropriate accounting treatment.

3.   We note you do not discuss, or present a separate caption for, inventory held at customers, which appears to indicate that you relieve inventory at the time of sales to your customers. We also note that customers can return physical inventory to you and you are unable to reasonably estimate the amount of the inventory that may be returned. Please discuss your basis under US GAAP for relieving inventory at the time of shipment

to these customers. Reference the specific authoritative literature on which you have based your policy.

4.   In this regard, we note that the disclosure of your revenue recognition policy appears too vague and does not discuss how your criteria for recognizing revenue interact with your revenue generating activities. Please tell us and revise future filings to disclose how the revenue recognition criteria as outlined in your policy are specifically applied for your revenue generating transactions, specifically addressing all rights granted to distributors.

Supplemental Balance Sheet Information, page 46

Inventories, page 46

5.   We note the valuation allowances established for obsolete and slow moving inventory. With respect to these valuation allowances, confirm that inventory impairment charges establish a new cost basis for inventory and that charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Refer to SAB Topic 5-BB.

Debt, page 47

6.   We see in May 2007, that you issued $1.3 billion of 1.87% Convertible Senior Notes with an initial conversion price of $14.23 per share. We note that in the event of a make-whole change in control, you will pay a make-whole premium by adjusting the conversion rate for the Senior Notes. In light of this adjustable conversion ratio, please describe for us how your accounting for the convertible note agreement, including the embedded conversion feature, complies with the requirements EITF 00-19.

Contingencies, page 49

7.   We note that you have numerous lawsuits and claims and that you are "unable to predict the outcome of these cases," but they "could result in significant liability and could have a material adverse effect on the Company's business, results of operations or financial condition." Please note that under SFAS 5 you should disclose the nature of any significant accrual, and in some circumstances disclose the amount accrued. Even if there is no accrual because one or both of the conditions in paragraph 8 of SFAS 5 are not met, you should give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Also see SAB Topic 5:Y. Please update your discussion of these matters in future filings, including your next Form 10-Q.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief